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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                        WORLD HEALTH ALTERNATIVES, INC.
                                (Name of Issuer)

                                  Common stock
                         (Title of Class of Securities)

                                     98147T
                                 (CUSIP Number)

                          Brenda Lee Hamilton, Esquire
                        Hamilton, Lehrer & Dargan, P.A.
                          2 East Camino Real, Suite 202
                            Boca Raton Florida 33432
                             Telephone: 561-416-8956
                            Facsimile: 561-416-2855
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 28, 2002
             (Date of Event which Requires Filing of this Statement)

CUSIP No. 98147T

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               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).
                  EDWARD G. SICELOFF
--------------------------------------------------------------------------------

               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)         Not Applicable
                  (b)         Not Applicable
--------------------------------------------------------------------------------
               3. SEC Use Only
                  ..............................................................
--------------------------------------------------------------------------------
               4. Source of Funds (See Instructions)
                  00 - Services Rendered for 20,000,000 Shares Issued to Mr.
                       Siceloff and
                  PF - Personal Funds for the 1,500 Shares Mr. Siceloff
                       purchased.
--------------------------------------------------------------------------------
               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
                  Not Applicable
--------------------------------------------------------------------------------
               6. Citizenship or Place of Organization
                  United States
--------------------------------------------------------------------------------

Number of                  7. Sole Voting Power.............20,001,500 Shares
Shares                    ------------------------------------------------------
Beneficially               8. Shared Voting Power ...............0
Owned by                  ------------------------------------------------------
Each                       9. Sole Dispositive Power........20,001,500 Shares
Reporting                 ------------------------------------------------------
Person With               10. Shared Dispositive Power ..........0
--------------------------------------------------------------------------------
              11. Aggregate Amount Beneficially Owned by
                  Each Reporting Person  ...................20,001,500 Shares
--------------------------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)
                  Not Applicable
--------------------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11)
                  77.7%
--------------------------------------------------------------------------------
              14. Type of Reporting Person (See Instructions)
                  IN
--------------------------------------------------------------------------------

Item 1.   Security and Issuer
          Common Stock of World Health Alternatives, Inc.
          155 Lime Kiln Road
          Darlington, PA  16115

Item 2.   Identity and Background
          (a)  Edward G. Siceloff
          (b)  Mr. Siceloff's business address is 155 Lime Kiln Road,
               Darlington, PA  16115.
          (c)  Mr. Siceloff is the President, Chief Executive Officer, and
               Chairman of the Board of Issuer.
          (d)  Mr. Siceloff has not been convicted in a criminal proceeding in the last five years.
          (e)  Mr. Siceloff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years.
          (f)  Mr. Siceloff is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration - Services Rendered
(20,000,000 Shares) and Purchase of Shares of Common Stock (1,500 shares at $.10 per share).

Item 4.   Purpose of Transaction - 20,000,000 Shares were issued for Services
Rendered to the Issuer as an Officer and Director and Purchase of 1,500 Shares
of Common Stock at $.10 per share as an investment in the Issuer.

Item 5.   Interest in Securities of the Issuer
          (a)  The aggregate number and percentage of Common Stock beneficially owned by Mr. Siceloff is 20,001,500 Shares and 77.7% respectively.
          (b)  Mr. Siceloff has the sole power to vote all 20,001,500 Shares he owns.
          (c)  There are no transactions regarding common stock that were effected during the last sixty days by Mr. Siceloff.
          (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.
          (e)  Mr. Siceloff has not ceased to be the beneficial owner of more than five percent of common stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer - Not Applicable.

Item 7.   Material to Be Filed as Exhibits - Not Applicable.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date - September 5, 2002

Signature - /s/Edward G. Siceloff

Name/Title - President/Chief Executive Officer/Chairman of the Board